Reply Attention of:	Virgil Z. Hlus	Clark Wilson LLP
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November 2, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention:     Jan Woo, Attorney-Adviser

Dear Sirs/Mesdames:

Re:	CounterPath Corporation
Registration Statement on Form S-3
Filed September 17, 2012
File No. 333-183940

     We write in response to your letter of October 31, 2012 to David Karp, Chief Financial Officer of CounterPath Corporation (the “Company”) with respect to the above-noted filing. We provide below the Company’s response to your comments. For your ease of reference, we have reproduced your comments below.

General

1.

We note your response to prior comment 1, but are unable to concur with your analysis that Covington Capital Corporation is not an affiliate because other shareholders alone or working together can “effectively mitigate any attempted control by Covington over the Company.” You state that William Jin, a Senior Vice President of Covington Capital Corporation and a director of the company, does not have the ability to “singly influence or control management and/or the policies of the Company.” We believe that control is not determined by the ability to “singly” influence or control management. Covington Capital Corporation appears to have the power to direct or cause the direction of the management and policies of the company as the second largest shareholder of the company and by having a representative of Covington Capital Corporation participate as a board member of the company. Please provide a legal analysis as to why you believe that Covington Capital Corporation does not exercise control over the company given its ongoing impact as a significant shareholder and representative on the board such that you do not consider it an affiliate of the company. Alternatively, consider registering the shares pursuant to General Instruction I.B.6 of Form S-3 and provide the requisite disclosure.

In addition to our prior response to your comment 1, we provide the following additional legal analysis as to why the Company believes that Covington Capital Corporation (“Covington”) is not an affiliate of the Company.

In most cases, corporate directors and senior officers are considered control persons. Also, under certain conditions, close relatives, related trusts, estates, corporations, and partnerships may be considered control persons. In determining who is a control person, there is a presumption that anyone owning 10% or more of the outstanding shares of a corporation, whether he or she is a trustee or executor, or an officer or director, is usually considered a control person. Such a presumption may be rebutted by facts which establish that the person is not in a control position, or part of a control group.

The Commission’s Division of Corporation Finance has previously stated “a person's status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons. His status as an officer, director or 10% shareholder is one fact which must be taken into consideration, but, as you recognize, an individual's status as a control person or as a member of a controlling group is still a factual question which must be determined by considering other relevant facts in accordance with the test set forth in Rule 405 under the Act, which provides: “The term ‘control’ (including the terms ‘controlling,’ ‘controlled by’ and ‘under common control with’) means the possession, direct or indirect of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” See American-Standard, SEC No-Action Letter (Oct. 4, 1972).

We believe an example provided in the Wheat Report, a report published by an SEC-sponsored committee headed by a former SEC Commissioner, Francis Wheat, provides guidance in this particular situation. Appendix VI-1 of the Wheat Report provides:

Example two: Messrs. C and D are directors of Z Company. They represent a group which owns about 20% of Z’s voting securities. Another group associated with the Z family and with Z Company’s executives owns 55% of Z’s voting securities. Messrs. C and D have no allies on Z’s 11-man board of directors. They owe their directorship solely to the fact that Z’s certificate of incorporation provides for cumulative voting and they have been unable to get the board to accept their proposals.

C and D are not in control of Z.

This example demonstrates that a group owning as much as 20% of voting securities and having seats on the board of directors can be found not to have a control if another group has the control of the company.

In the Company’s case, there is no one group owning more than 50% of the voting securities of the Company. However, there is a group that has higher percentage of the voting securities of the Company and higher number of seats on the board of directors than Covington does. Terence Matthews, Chairman of the Board and a director of the Company, owns 8,633,025 shares of common stock, representing approximately 20.7% of the voting power of the Company. In addition, Owen Matthews, Vice-Chairman of the Board and director of the Company, is the son of Terence Matthews. Owen Matthews also owns 2,277,467 shares of common stock, representing approximately 5.5% of the voting power of the Company. Accordingly, Terrence Matthews and Owen Matthews together own approximately 26.1% of the voting power of the Company and have two out of seven seats on the board of directors, as compared to Covington, which has approximately 15.7% of the voting power of the Company and one related person on the board of directors of the Company. We further note that there is no contractual agreement between the Company and Covington to designate William Jin as a director of the Company, which provides further evidence that Covington does not have control of the Company.

Because of the existence of a control group consisting of Terrence Matthews and Owen Matthews, as discussed above, and the facts and circumstances discussed in our prior response letter, the Company believes that Covington is not a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control of the Company. In other words, Covington is not an affiliate of the Company.

2.

Please tell us how you have historically calculated your public float and whether it included the shares held by Covington Capital Corporation. In this regard, it is unclear whether the $38,125,898 public float based on a price of $1.78 per share on October 31, 2011 disclosed on the cover page of your Form 10-K for the fiscal year ended April 30, 2012 excludes shareholders other than your officers and directors.

At the time of computing the public float for the purposes of the Form 10-K, the Company did not conduct an analysis of which shareholders were affiliates for the purposes of this calculation, and simply assumed that any shareholder in excess of 10% was to be considered an affiliate. On subsequent examination, the Company along with its counsel determined that Covington Capital Corporation was not an affiliate and should not have been excluded from the calculation.

3.

We note your response to prior comment 1 that the respective boards of directors of Covington Venture Fund Inc. and Covington Fund II Inc. has the power to vote the shares registered in their respective names and that they “make decisions with respect to voting the shares of the Company which best suit such entities.” Please tell us what consideration you have given to disclosing Covington Venture Fund Inc. and Covington Fund II Inc. as beneficial owners, rather than Covington Capital Corporation, in your public filings.

The Company reviewed the Schedule 13D/A filed by Covington on July 5, 2012, which provides that Covington is the investment manager of Covington Venture Fund Inc. (“CVF”), the beneficial owner of 4,082,550 shares and Covington Fund II Inc. (“Covington Fund II”), the beneficial owner of 2,157,691 shares. Page 2 of the Schedule 13D/A includes a table which indicates that Covington has sole voting power over 6,540,241 shares and sole dispositive power over 6,540,241. However, Item 5 of the Schedule 13D/A provides, among other things, that: (i) Covington has the sole dispositive power to dispose or to direct the disposition of 6,540,241 shares, (ii) CVF has sole power to vote 4,082,550 shares, and (iii) Covington Fund II has sole power to vote 2,457,691 Shares, which includes the 300,000 Shares that may be acquired by Covington Fund II on the exercise of warrants that may be exercised within 60 shares pursuant to Rule 13d-3 of the Act. The Schedule 13D/A also provides that neither CVF nor Covington Fund II has the power to dispose or to direct the disposition of any shares of the Company. The Company will include CVF and Covington Fund II as beneficial owners in its future public filings and describe the relationship with Covington by way of footnote or other disclosure.

Use of Proceeds, page 11

4.

We note your disclosure that you intend to use the net proceeds from the sales of securities being registered for general corporate purposes, including financing acquisitions. Please tell us, with a view toward disclosure, whether you have any plans, proposals or arrangements with regard to any acquisitions.

The Company does not have any plans, proposals or arrangements with regard to any acquisition.

Incorporation of Certain Information by Reference, page 16

5.

Please revise so that your document specifically incorporates by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required to be filed. See Item 12(a)(2) of Form S- 3. For example, we note that you have not incorporated by reference your current report on Form 8-K filed October 2, 2012. In addition, please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. See Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.

The Company will add the Form 8-K filed October 2, 2012 and any other filings required to be incorporated by reference, which are filed prior to the filing of the pre-effective amendment to Form S-3 (the “Pre-Effective Amendment”), in the Pre-Effective Amendment. In addition, the Company will revise the second paragraph under the section entitled “Incorporation of Certain Information by Reference” as follows:

In addition to the foregoing, we incorporate by reference any filings we make under Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 (i) after the date of the initial registration statement and prior to the effectiveness of the registration statement and (ii) after the date of this prospectus and until the offering of the securities covered by this prospectus is completed; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC.

     We look forward to any further comments you may have with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: “Virgil Z. Hlus”

Virgil Z. Hlus

VZH/vxd

cc:	CounterPath Corporation
Attn: David Karp, CFO